浙江滬杭甬高速公路股份有限公司

# ZHEJIANG EXPRESSWAY CO., LTD.

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

(Stock Code: 0576)



## NOTICE OF 2006 ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN THAT** the 2006 annual general meeting (the "AGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 9:00 a.m. on Monday, June 11, 2007 at 12/F, Block A, Dragon Century Plaza, 1 Hangda Road, Hangzhou, Zhejiang Province, 310007, the People's Republic of China (the "PRC"), for the purpose of considering and, if thought fit, passing with or without modification or amendment the following resolutions:

1. To consider and approve the report of the directors for the year 2006;

2. To consider and approve the report of the supervisory committee for the year 2006;

3. To consider and approve the audited financial statements for the year 2006;

4. To consider and approve a final dividend of Rmb20 cents per share in respect of the year ended December 31, 2006; and

5. To consider and approve the financial budget for the year 2007.

By order of the board of directors
**Zhejiang Expressway Co., Ltd.**
**Zhang Jingzhong**
*Company Secretary*



Hangzhou, the PRC,
April 24, 2007



*Notes:*

1. **Registration procedures for attending the AGM**

   (1) Holders of H shares of the Company ("H Shares") and domestic shares of the Company ("Domestic Shares") intending to attend the AGM should return the reply slip for attending the AGM to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 6(2) below) such that the same shall be received by the Company on or before May 21, 2007.

   (2) A shareholder or his/her/its proxy should produce proof of identity when attending the AGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

2. **Proxy**

   (1) A shareholder eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote at the AGM on behalf of him/her/it. A proxy needs not be a shareholder of the Company.

(2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarized.

(3) To be valid, the power of attorney or other authorization document(s) (which have been notarized) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 6(2) below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at Rooms 1806-1807, 18/F, Hopewell Center, 183 Queen's Road East, Hong Kong, at least 24 hours before the time designated for holding of the AGM.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

3. **Book closing period**

For the purpose of the AGM, the register of members holding H shares of the Company will be closed from May 12, 2007 to June 11, 2007 (both days inclusive).

4. **Last day of transfer and record date**

Holders of H Shares who intend to attend the AGM and qualify for the final dividend must deliver all transfer instruments and the relevant shares certificates to Hong Kong Registrars Limited at Rooms 1712-1716, 17/F, Hopewell Center, 183 Queen's Road East, Hong Kong, at or before 4:30p.m. on Friday, May 11, 2007.

For the purpose of the AGM, the record date is May 17, 2007.

5. **Dividend Payable date**

Upon relevant approval by shareholders at the AGM, the final dividend is expected to be paid out on June 29, 2007.

6. **Miscellaneous**

(1) The AGM will not last for more than one day. Shareholders who attend shall bear their own traveling and accommodation expenses.

(2) The registered address of the Company is:

12/F, Block A, Dragon Century Plaza
1 Hangda Road
Hangzhou, Zhejiang 310007
People's Republic of China

Telephone No.: (+86)-571-8798 7700
Facsimile No.: (+86)-571-8795 0329

*As at the date of this announcement, the executive directors of the Company are: Messrs. Geng Xiaoping, Fang Yunti, Zhang Jingzhong and Jiang Wenyao; the non-executive directors are: Messrs. Zhang Luyun and Zhang Yang; and the independent non-executive directors are: Messrs. Tung Chee Chen, Zhang Junsheng and Zhang Liping.*

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.
*(於中華人民共和國註冊成立的股份有限公司)*
(股份代號：0576)

# 二零零六年年度股東週年大會通告

**茲通告**浙江滬杭甬高速公路股份有限公司(「本公司」)謹訂於二零零七年六月十一日(星期一)上午九時正在中華人民共和國(「中國」)浙江省杭州市310007杭大路1號黃龍世紀廣場A座12樓舉行二零零六年度股東週年大會(「股東週年大會」)，以便審議及如恰當 — 無論修改或補充後 — 批准以下決議案：

1. 審議及批准二零零六年年度董事會報告書；
2. 審議及批准二零零六年年度監事會報告書；
3. 審議及批准二零零六年年度經審計財務報表；
4. 審議及批准截至二零零六年十二月三十一日止之年度末期股息每股人民幣20分；及
5. 審議及批准二零零七年年度財務預算方案。

承董事會命
**浙江滬杭甬高速公路股份有限公司**
**章靖忠**
*董事會秘書*

中國杭州市
二零零七年四月二十四日

附註：

1. **出席股東週年大會的登記手續**

   (1) 擬出席股東週年大會的H股(「H股」)及內資股(「內資股」)股東，應將出席股東週年大會的回條於二零零七年五月二十一日或之前通過傳真或郵寄方式送達本公司，地址及傳真號碼載於以下第6(2)段。

   (2) 股東或股東代理人出席股東週年大會時應出示其本人身份證明。公司股東如果派其法人代表出席會議，該法人代表應出示其本人的身份證明，以及該股東的董事會或其他權力機構委派該法人代表的有關決議副本。

2. **股東代理人**

   (1) 有權出席股東週年大會及投票的股東有權以書面委託一位或多位代理人代其出席股東週年大會及參加投票，受委託之代理人不必為本公司股東。

(2) 股東代理人必須由委託人或其受託人正式以書面方式委託。如委託人為一法人，則委託文件須加蓋其法人印章或由其董事或正式授權代表簽署。如委託代理人表格由委託人的受託人簽署，則授權該受託人的授權書或其他授權文件必須經過公證。

(3) 就內資股股東而言，經公證人公證的授權書或其他授權文件及已填妥之委託代理人表格，均必須於股東週年大會指定舉行時間24小時或之前送達本公司（地址載於以下第6(2)段），文件方為有效。就H股股東而言，經公證人公證的授權書或其他授權文件及已填妥之委託代理人表格，均必須於股東週年大會指定舉行時間24小時或以前送達香港證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室），文件方為有效。

(4) 股東代理人可以舉手或投票方式行使表決權，但是股東如委任超過一名股東代理人，其股東代理人只能以投票方式行使表決權。

**3. 暫停過戶日期**

就本次股東週年大會，本公司將自二零零七年五月十二日至二零零七年六月十一日（包括首尾兩天）期間內停止辦理H股股份過戶登記手續。

**4. 最後過戶日及股權記錄日**

H股股東如要出席股東週年大會及獲派發末期股息資格，必須將其轉讓文件及有關股票於二零零七年五月十一日（星期五）下午四時三十分或之前，送交香港證券登記有限公司（地址為：香港灣仔皇后大道東183號合和中心17樓1712－1716室）。

就本次股東週年大會，股權記錄日為二零零七年五月十七日。

**5. 股息派發日**

待股東於股東週年大會上作出相關批准後，本次末期股息預期將於二零零七年六月二十九日派發。

**6. 其他事項**

(1) 股東週年大會會期不會超過一天，參加大會的股東往返食宿費用自理。

(2) 本公司註冊地址：

中華人民共和國
浙江省杭州市310007
杭大路1號
黃龍世紀廣場A座12樓

電話：(+86) -571-8798 7700
傳真：(+86) -571-8795 0329

*於本公告發布日，本公司各位執行董事包括：耿小平先生、方雲梯先生、章靖忠先生和姜文耀先生；本公司各位非執行董事包括：張魯芸女士、張楊女士；本公司各位獨立非執行董事包括：董建成先生、張浚生先生和張利平先生。*



END